EXHIBIT 99.1

Press Release dated September 6, 2004 announcing the issuance by an arbitration tribunal of an award on the Mobitel case.

NEWS FOR INVESTORS

STET Hellas Telecommunications SA

TRIBUNAL ARBITRATION AWARD ON THE MOBITEL CASE IS ISSUED

ATHENS, September 6, 2004 — STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the International Court of Arbitration of the International Chamber of Commerce (“the Tribunal”) reached its decision regarding the arbitration between STET Hellas, Mobitel Electronics and Telecommunications Systems Commercial S.A. (“Mobitel”) and its parent Interamerican Group.

Out of its total claim of approximately USD 147.4 million, Mobitel was awarded with USD 19.0 million— net of USD 1.8 million awarded to STET Hellas. To this amount interest and legal expenses of USD 18.9 million are added, bringing the total sum to USD 37.9 million.

The company’s net income for the year ending December 31, 2004 will not be significantly affected by this development, since the majority of the amount to be paid was already provisioned in prior years’ balance sheets.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.